Exhibit 99.1

So-Young’s Subsidiary Wuhan Miracle Submits Application Documents for Initial Public Offering on China's Beijing Stock Exchange

BEIJING, China, November 13, 2023 — So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”), the largest and most vibrant social community in China for consumers, professionals and service providers in the medical aesthetics industry, today announced that its subsidiary Miracle Laser Systems, Inc. (“Wuhan Miracle”) recently has submitted the application documents for its potential initial public offering (“IPO”) and listing on the Beijing Stock Exchange. The IPO application documents have been received and under reviewed by the Beijing Stock Exchange.

According to Wuhan Miracle’s initial public offering documents, it plans to issue up to 20,000,000 shares, excluding shares issuable upon the exercise of an over-allotment option, which will account for approximately 25% of its total share capital after the IPO. Currently, the Company owns approximately 87.60% of Wuhan Miracle’s shares.

The completion of the proposed initial public offering of Wuhan Miracle is subject to the review process by the Beijing Stock Exchange and the registration process by the China Securities Regulatory Commission. The Company cannot predict Wuhan Miracle’s ability to successfully complete the listing of its shares on the Beijing Stock Exchange, the related timeline or the actual size and pricing of the IPO.

About So-Young International Inc.

So-Young International Inc. is the largest and most vibrant social community in China for consumers, professionals and service providers in the medical aesthetics industry. The Company presents users with reliable information through offering high quality and trustworthy content together with a multitude of social functions on its platform, as well as by curating medical aesthetic service providers that are carefully selected and vetted. Leveraging So-Young's strong brand image, extensive audience reach, trust from its users, highly engaging social community and data insights, the Company is well-positioned to expand both along the medical aesthetic industry value chain and into the massive, fast-growing consumption healthcare service market.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Statements that are not historical facts, including but not limited to statements about So-Young's beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company's filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and So-Young undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

So-Young

Investor Relations

Ms. Vivian Xu

Phone: +86-10-8790-2012

E-mail: ir@soyoung.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: eric.yuan@christensencomms.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com